Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF JULY 31, 2017

DATE, TIME AND PLACE: On July 31, 2017, at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM: The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1. Opening the meeting, the Directors examined the financial statements for the period from January to June 2017, and the subject of (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors.

Following due consideration, the Directors concluded as to the exactness of all the examined documents, unanimously approving them and authorizing their publication through submission to the CVM – Brazilian Securities and Exchange Commission, B3 S.A. – Brasil, Bolsa, Balcão (Brazil, Stock Exchange, Over the Counter),  SEC – U.S.  Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the USA).

2. Subsequently, the Directors decided ad referendum of the General Shareholders’ Meeting and on the basis of the Corporate Bylaws:

a) to declare interest on capital complementary to the dividends paid monthly during the first half for account of the mandatory dividend for fiscal year 2017, in the amount of R$0.39900 per share, which shall be paid out on August 25, 2017, with retention of 15% of income tax at source, resulting in net interest of R$0.33915 per share, with the exception of corporate shareholders able to substantiate immunity or exemption.

b) that the credit for this interest will be recorded in the Company’s accounting records on August 25, 2017, on an individualized basis for each shareholder, based on the shareholding position as of the close of business on August 14, 2017.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), July 31, 2017. (signed) Pedro Moreira Salles – Co-Chairman; Alfredo Egydio Setubal, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer